Contact

www.linkedin.com/in/ramkhagram
(LinkedIn)

Top Skills

Independent Film

Start-up Ventures

Script Analysis

Ram Segura Khagram

Bachelor of Fine Arts - BFA at NYU Tisch Film and Television
Production
New York City Metropolitan Area

Summary

Indie Producer working in the narrative film space.

Experience

Concessions Film LLC
Chief Executive Officer
May 2022 - Present (1 year 5 months)
Los Angeles, California, United States

Owner and producer of Concessions Film.

Sentenza Films
Film Producer
August 2020 - August 2023 (3 years 1 month)
New York City Metropolitan Area

Education

New York University
Bachelor of Fine Arts - BFA, Film Production · (August 2019 - June 2023)

Stanford Online High School
 · (2017 - 2019)